HESKETT & HESKETT
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ZACHARY HYDEN	BARTLESVILLE, OKLAHOMA 74003	FACSIMILE (918) 336-3152
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JACK HESKETT (1932 - 2005)
BILL HESKETT (1933 - 1993)

10 October 2012

W. John Cash, Branch Chief

United States Security and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:

Locan, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2012

Filed June 28, 2012

File No. 0-53342

Dear Mr. Cash:

Following please find our responses to your comments detailed in your correspondence dated September 19, 2012, in reference to the companies named above.

Form 10-K for the Year Ended March 31, 2012

Controls and Procedures, page 29

1.

It appears your controls and procedures disclosures do not include management’s report on internal control over financial reporting.  Please refer to Item 308(a)(1)-(3) of Regulation S-K and amend your documents to include those reuiqred disclosures in addition to those you have provided under Item 307 of Regulation S-K.

RESPONSE:

We have amended Item 9A to read as follows:

Item 9A.  Controls and Procedures.

(a)

Evaluation of disclosure controls and procedures.

Under the supervision and with the participation of our Management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operations of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of March 31, 2012. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports submitted under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the "SEC"), including ensuring that information required to be disclosed by the Company is accumulated and communicated to management, including the principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)

Management’s Annual Report on Internal Control over Financial Reporting.

We are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of accounting principles generally accepted in the United States.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to an exemption for smaller reporting companies under Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.

Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our internal control over financial reporting as of March 31, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2012, our internal control over financial reporting was effective.

(c)

Changes in internal controls over financial reporting.

The Company’s Chief Executive Officer and Chief Financial Officer have determined that there have been no changes, in the Company’s internal control over financial reporting during the period covered by this report identified in connection with the evaluation described in the above paragraph that have materially affected, or are reasonably likely to materially affect, Company’s internal control over financial reporting.

Finally, as requested, the Company acknowledges that:

●

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions or comments, or need further information, please do not hesitate to contact the undersigned.

Very truly yours,

LOCAN, INC.

By: /s/   Ronald D. Long

Sole Director